Exhibit 99.1











General FINANCE CORPORATION

NASDAQ: GFN

**Investor Presentation
Through Third Quarter Ended March 31, 2016**

Safe Harbor Statement

Statements in this presentation that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements involve risks and uncertainties that could cause actual outcomes and results to differ materially from those described in forward-looking statements. We believe that the expectations represented by our forward looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. Furthermore, unless otherwise stated, the forward looking statements contained herein are made as of the date of the presentation, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable law. The forward-looking statements contained herein are expressly qualified by this cautionary statement. Readers are cautioned that these forward-looking statements involve certain risks and uncertainties, including those described in our filings with the Securities and Exchange Commission (the "SEC").

This presentation references financial measures that are not in accordance with U.S. generally accepted accounting principles ("GAAP"), that our management uses in order to assist analysts and investors in evaluating our financial results. These financial measures not in accordance with GAAP ("Non-GAAP Financial Measures") are defined in the Appendix. In each case, the most directly comparable GAAP financial measure, if available, is presented, and a reconciliation of the Non-GAAP Financial Measure and GAAP financial measure is provided.

GeneralFINANCE
CORPORATION

General Finance at a Glance

- Leading provider of specialty rental solutions in the portable (or mobile) storage, liquid containment and modular space industries (portable services)

- Broad and expanding geographic presence with 78 branch locations across North America and Asia-Pacific

- 100% ownership of Pac-Van and Lone Star Tank Rental in North America

- Over 50% ownership of Royal Wolf in the Asia-Pacific region

- 90% ownership of Southern Frac, a domestic manufacturer of portable liquid storage tanks and other steel-related products

- TTM (3/31/16) consolidated revenues of $278.8million; consolidated adjusted EBITDA of $60.8 million*









*Adjusted EBITDA is a Non-GAAP financial measure. Please see reconciliation of adjusted EBITDA in the Appendix.

Our Specialty Rental Services Fleet Categories

Portable Storage Fleet Units

Storage Containers



Fleet Units (03/31/16): 49,552

Freight Containers



Fleet Units (03/31/16): 8,967

Liquid Containment Fleet Units

Liquid Containment Tanks



Fleet Units (03/31/16): 4,048

Modular Space Fleet Units

Office Containers



Fleet Units (03/31/16): 9,455

Mobile Offices



Fleet Units (03/31/16): 4,620

Modular Buildings



Fleet Units (03/31/16): 1,142

GeneralFINANCE
CORPORATION

Investment Highlights

Human Capital
- Strategy and vision by industry founder
- Senior management drives disciplined growth strategies, operational guidance and capital markets support
- Most experienced and industry leading acquisitions team

Expansion Platform
- Top five market leader in North America with ample geographic development and expansion potential
- Market leader in Australia and New Zealand with focus to increase rental penetration
- Diversified customer base

Attractive Asset Class
- Long lived assets, rapid payback and minimal maintenance capex
- Differentiation and diversification of lease fleet

Financial Performance
- Strong discretionary free cash flow
- Greater focus on leasing positively impacts EBITDA margins

GeneralFINANCE CORPORATION

Experienced Senior and Field Level Management Team

- Dedicated senior executive management team with an average of over 20 years of industry experience
- Regional management personnel have specific product expertise and an average of over 15 years of industry experience

Name	Title	Prior Experience
Ronald Valenta	President, CEO	- Founder, Mobile Services Group, Inc. - Founding Director, National Portable Storage Association - Arthur Andersen & Co.
Charles Barrantes	EVP, CFO	- VP and CFO, Royce Medical Company - CFO, Earl Scheib, Inc. - Arthur Andersen & Co.
Jody Miller	EVP, CEO of GFN North America Leasing Corporation	- EVP and COO, Mobile Mini - SVP, Mobile Services Group - SVP, RSC Equipment Rental
Christopher Wilson	General Counsel, VP & Secretary	- General Counsel and Assistant Secretary, Mobile Services Group, Inc. - Associate, Paul Hastings LLP
Jeffrey Kluckman	EVP, Business Development	- Head of Mergers and Acquisitions, Mobile Mini, Mobile Services Group and RSC Equipment Rental
Robert Allan	CEO of Royal Wolf	- Group General Manager, IPS Logistics Pty Ltd. - Regional Director, Triton Container International
Theodore Mourouzis	President, COO of Pac-Van	- Controller for a 3M joint venture - Management consultant, Deloitte & Touche - President of a picture framing distributor and CFO of its holding company

GeneralFINANCE
CORPORATION

Leadership Position in North America with Extensive Branch Network

- Top 5 recognized provider on national, regional and local level
- 46 branches in the United States - presence in 42 of top 100 MSAs
- 2 branches in Western Canada
- Total lease fleet of 35,334 units
- TTM (3/31/16) revenue of $155.6 million
- TTM (3/31/16) adjusted EBITDA of $39.0 million*

North American Branch Network


Edmonton, AB, CA
Calgary, AB, CA
Seattle
Watford City
Green Bay
Madison
Milwaukee
Quad Cities
Detroit
Des Moines
Chicago
Pittsburgh
Trenton
Salt Lake City
Denver
Kansas City
Indianapolis
St. Louis
Charleston
Springfield
Bakersfield
Las Vegas
Nashville
Raleigh
Memphis
Charlotte
LA-Chino
Atlanta
Phoenix
Kermit
Dallas
Albany
Jacksonville
Austin
Houston
San Antonio
Kenedy
Orlando
Corpus Christi
Miami
INDIANA
Elkhart
OHIO
Cincinnati
Cleveland
Columbus
Toledo
KENTUCKY
Lexington
Louisville
Paducah

Note: Branch figures as of March 31, 2016.
*Adjusted EBITDA is a Non-GAAP financial measure. Please see reconciliation of adjusted EBITDA in the Appendix.

#1 Market Share Leader in Asia-Pacific

- Leadership position with 35% market share [1] in Australia and New Zealand
- Only container leasing and sales company with a nationally integrated infrastructure and workforce
- Largest branch network of any storage container company in Australia and New Zealand
  - 21 branches in Australia
  - 9 branches in New Zealand
  - Represents all major metropolitan areas
- Total lease fleet of 42,450 units
- TTM (3/31/16) revenue of $115.9 million
- TTM (3/31/16) adjusted EBITDA of $29.9 million [2]

Asia-Pacific Branch Network


Darwin
Cairns
Townsville
Rockhampton
Brisbane - Banyo
South Brisbane
Gold Coast
Toowoomba
Newcastle
Geraldton
Perth-Bayswater
Perth-Bibra Lake
Central Coast
Sydney-St Marys
Moorebank
Adelaide
Canberra
Melbourne -Sunshine
Melbourne - Clayton
Launceston
Hobart
Silverdale
Auckland
Tauranga
Hamilton
Napier
Palmerston North
Wellington
Christchurch
Dunedin

Note: Branch figures as of March 31, 2016.

(1) Management estimate.

(2) Adjusted EBITDA is a Non-GAAP financial measure. Please see reconciliation of adjusted EBITDA in the Appendix.

Diversified Customer Base

Combined Leasing Operations TTM (3/31/16)


Mining 2%
Education 2%
Govermment 3%
Other 4%
Retail 7%
Consumer 7%
Moving & Transportation 9%
Industrial 9%
Oil & Gas 14%
Commercial 20%
Construction 23%

North America Leasing Operations TTM (3/31/16)


Other 2%
Government 1%
Mining 1%
Education 2%
Retail 6%
Industrial 11%
Oil & Gas 20%
Construction 26%
Commercial 31%

Asia-Pacific Leasing Operations TTM (3/31/16)


Mining 4%
Government 5%
Oil & Gas 6%
Industrial 7%
Retail 7%
Other 14%
Consumer 17%
Construction 19%
Moving & Transportation 21%

- ***Over 35,000 customers in over 20 industries***
- ***No customer accounted for more than 4% of FY2015 revenue***

Note: TTM (3/31/16) revenue breakdown for North America, Asia-Pacific and Combined Leasing Operations.

Compelling Unit Economics

Best Rental Asset

Minimal Maintenance Expense

Typical Cost: $2,000 - $2,500

Long Economic Life



Typical Rent: $100/Cycle

Attractive Tax Attributes

Typical Utilization Rate: 80%

High Incremental EBITDA Margin

Historical Financial Summary

Revenue



($ in millions)

CAGR 10.1%

FY2009	FY2010	FY2011	FY2012	FY2013	FY2014	FY2015	TTM [1]
$146	$156	$182	$212	$246	$287	$304	$279

Leasing Revenue



($ in millions)

CAGR 13.6%

FY2009	FY2010	FY2011	FY2012	FY2013	FY2014	FY2015	TTM [1]
$71	$77	$90	$104	$123	$151	$200	$168

Adjusted EBITDA [2]



($ in millions)

CAGR 10.0%

FY2009	FY2010	FY2011	FY2012	FY2013	FY2014	FY2015	TTM [1]
$32	$31	$38	$46	$53	$69	$84	$61
22%	20%	21%	22%	22%	24%	28%	22%

Free Cash Flow Before Net Fleet Activity and Acquisitions [2]



($ in millions)

Cumulative Free Cash Flow $178 million

FY2009	FY2010	FY2011	FY2012	FY2013	FY2014	FY2015	TTM [1]
$13	$10	$13	$22	$23	$32	$33	$39

GeneralFINANCE CORPORATION

(1) Represents 12 months ended 3/31/16. CAGR growth covers the period from FY2009 through 3QFY2016.
(2) Adjusted EBITDA and Free Cash Flow are Non-GAAP financial measures. Please see reconciliations in the Appendix.

Disciplined Balance Sheet Management and Capital Allocation

- Proven track record of organic and acquisition growth while maintaining modest leverage
- Fleet capital investment is discretionary and has been a significant component of our total investment spending
- Minimal maintenance capital expenditure requirements creates ability to generate significant free cash flow during a potential economic downturn







(1)   Represents total debt, less cash, divided by TTM Adjusted EBITDA.
(2)   Pro Forma to include Lone Star Tank Rental, acquired in April 2014
(3)   Represents 12 months ended 3/31/16.

Capital Structure as of 3/31/16

	Corporate	Asia-Pacific Leasing Operations	North America Leasing and Manufacturing Operations
Consolidated cash	• $7.0 million		
Debt	• $72.0 million 8.125% Senior Notes • $10.0 million Term Loan	• $84.7 million outstanding on $134.2 million (A$175.0 million) Senior Credit Facility[1]	• $182.5 million outstanding on $232.0 million Senior Credit Facility • $10.2 million – other[2]
Common equity	• 26.1 million shares outstanding	• 100.4 million shares outstanding • 51% of shares owned by General Finance	• North America leasing operations, 100% owned by General Finance • North America manufacturing operation, 90% owned by General Finance
Cumulative preferred stock	• $40.1 million		

[1]*Asia-Pacific Leasing Operations amounts are translated into U.S. Dollars based on $0.767 AUD/USD as of 3/31/16.*
[2]*Other debt includes $5.9 million of General Indemnity and Non-Compete Notes, as a result of the Lone Star acquisition.*

GeneralFINANCE
CORPORATION

Appendix

General Finance Organizational Structure (1) (2)


General Finance Corporation
North America Operations
58.4% of
Consolidated Revenue
Asia-Pacific Operations
41.6% of
Consolidated Revenue
Leasing Operations
55.8% of
Consolidated Revenue
Manufacturing
2.6% of
Consolidated Revenue
Leasing Operations
41.6% of
Consolidated Revenue
Pac-Van, Inc.
(100.0% Ownership)
Lone Star Tank
Rental Inc.
(100.0% Ownership)
Southern Frac, LLC
(90.0% Ownership)
Royal Wolf Holdings
Limited
(51.0% Ownership)

(1) Summary organization chart is illustrative and does not reflect the legal operating structure of General Finance.
(2) Reflects consolidated revenues for the TTM ended 3/31/16.

Reconciliation of non-GAAP Measures

Adjusted EBITDA is a non-U.S. GAAP measure. We calculate adjusted EBITDA to eliminate the impact of certain items we do not consider to be indicative of the performance of our ongoing operations. In addition, in evaluating adjusted EBITDA, you should be aware that in the future, we may incur expenses similar to the adjustments in the presentation of adjusted EBITDA. Our presentation of adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. We present adjusted EBITDA because we consider it to be an important supplemental measure of our performance and because we believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry, many of which present EBITDA and a form of adjusted EBITDA when reporting their results. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP. We compensate for these limitations by relying primarily on our U.S. GAAP results and using adjusted EBITDA only supplementally. The following tables show our adjusted EBITDA and the reconciliation from net income on a consolidated basis and from operating income for our operating units and the reconciliation of free cash flow on a consolidated basis from our statement of cash flows.

GeneralFINANCE
CORPORATION

Reconciliation of Consolidated Adjusted EBITDA

(in thousands)	Year Ended June 30,							Nine Months Ended March 31,		TTM March 31,
	2009	2010	2011	2012	2013	2014*	2015	2015	2016	2016
Net income (loss)	($6,745)	($8,956)	($8,858)	$8,742	$11,413	$15,149	$13,045	$14,121	($930)	($2,006)
Add (Deduct) --										
Provision (benefit) for income taxes	(4,374)	(1,261)	2,958	5,360	8,195	11,620	8,697	9,414	(620)	(1,337)
Foreign currency exchange loss (gain) and other	9,312	(1,948)	(4,125)	(443)	(1,028)	1,372	273	219	444	498
Interest expense	16,161	15,974	20,293	12,743	10,969	11,952	21,096	16,006	14,818	19,908
Interest income	(296)	(234)	(487)	(157)	(58)	(52)	(68)	(52)	(72)	(88)
Depreciation and amortization	17,045	19,619	19,165	18,924	22,241	27,127	38,571	28,752	28,509	38,328
Impairment of goodwill	902	7,633	5,858	---	---	---	---	---	2,681	2,681
Share-based compensation expense	---	629	693	901	1,316	1,938	2,174	1,454	2,122	2,842
Shares of RWH capital stock issued at IPO to Royal Wolf board of directors and executive management	---	---	369	---	---	---	---	---	---	---
Provision for shares of RWH capital stock purchased and awarded to Royal Wolf senior management team	---	---	802	---	---	---	---	---	---	---
Loyalty, past performance and successful IPO bonus to Royal Wolf executive and senior management team	---	---	1,311	---	---	---	---	---	---	---
Expenses of postponed public equity offering	---	---	---	---	---	---	365	365	---	
Adjusted EBITDA	$32,005	$31,456	$37,979	$46,070	$53,048	$69,106	$84,153	$70,279	$46,952	$60,826

GeneralFINANCE CORPORATION

* FY 2014 includes approximately $7.0 million of adjusted EBITDA from Lone Star Tank Rental Inc., which was acquired on April 7, 2014.

Reconciliation of Operating Unit Adjusted EBITDA – Pac-Van

(in thousands)

	Year Ended June 30,						Nine Months Ended March 31,		TTM March 31,
	2010	2011	2012	2013	2014	2015	2015	2016	2016
Operating income (loss)	($1,496)	($1,535)	$5,881	$8,403	$13,323	$18,425	$15,209	$14,116	$17,332
Add --									
Depreciation and amortization	6,440	6,023	5,789	6,154	7,928	11,306	8,103	9,866	13,069
Impairment of goodwill	7,633	5,858	---	---	---	---	---	---	---
Share-based compensation expense	165	94	197	259	312	303	219	288	372
Adjusted EBITDA	$12,742	$10,440	$11,867	$14,816	$21,563	$30,034	$23,531	$24,270	$30,773

GeneralFINANCE
C O R P O R A T I O N

Reconciliation of Operating Unit Adjusted EBITDA – Lone Star Tank Rental

(in thousands)

	Year Ended December 31,	Year Ended June 30,		Nine Months Ended March 31,		TTM March 31,
	2013	2014	2015	2015	2016	2016
Operating income	$15,033	$16,372	$8,233	$10,613	($134)	($2,514)
Add --						
Depreciation and amortization	5,356	8,013	11,345	8,502	7,910	10,753
Share-based compensation	---	1	11	7	30	34
Adjusted EBITDA	$20,389	$24,386	$19,589	$19,122	$7,806	$8,273

General FINANCE
C O R P O R A T I O N

Reconciliation of Operating Unit Adjusted EBITDA – Royal Wolf

(in thousands)

	Year Ended June 30,						Nine Months Ended March 31,		TTM March 31,	TTM March 31,
	2010	2011	2012	2013	2014	2015	2015	2016	2016	2016
Operating income	A$9,014	A$14,336	A$23,185	A$26,397	A$29,977	A$25,672	A$18,878	A$13,098	A$19,892	US$14,755
Add --										
Depreciation and Amortization	14,925	13,262	12,704	14,997	17,190	18,604	13,853	14,522	19,273	14,196
Share-based compensation expense	126	143	297	567	932	1,037	725	919	1,231	907
Shares of RWH capital stock issued at IPO to Royal Wolf board of directors and executive management	---	345	---	---	---	---	---	---	---	---
Provision for shares of RWH capital stock purchased and awarded to Royal Wolf senior management team	---	750	---	---	---	---	---	---	---	---
Loyalty, past performance and successful IPO bonus to Royal Wolf executive and senior management team	---	1,225	---	---	---	---	---	---	---	---
Adjusted EBITDA	A$24,065	A$30,061	A$36,186	A$41,961	A$48,099	$A45,313	A$33,456	A$28,539	A$40,396	US$29,858

GeneralFINANCE
CORPORATION

Reconciliation of Consolidated Free Cash Flow

($ in millions)	FY 09	FY 10	FY 11	FY 12	FY 13	FY 14	FY15	TTM (3/31/16)
Cash From Operations	$20.3	$16.7	$18.5	$15.2	$34.9	$51.5	$38.2	$50.9
Changes in Fleet Inventory	(3.9)	(4.4)	(1.6)	10.4	(4.8)	(12.4)	3.2	(6.1)
Adjusted Cash From Operations	$16.4	$12.3	$16.9	$25.6	$30.1	$39.1	$41.4	$44.8
Cash From Investing	($35.8)	$0.7	($20.7)	($53.2)	($69.7)	($163.6)	($107.4)	($34.8)
Add-back Business and Real Estate Transactions	21.0	-	0.9	4.6	14.6	90.7	44.4	5.8
Add-back Net Fleet Purchases	11.3	(2.9)	16.1	45.4	47.6	65.7	54.6	23.5
Adjusted Cash From Investing	($3.5)	($2.2)	($3.7)	($3.2)	($7.5)	($7.2)	($8.4)	($5.5)
Free Cash Flow Prior to Net Fleet Activity and Acquisitions [1]	$12.9	$10.1	$13.2	$22.4	$22.6	$31.9	$33.0	$39.3

GeneralFINANCE CORPORATION

(1)   Prior to dividends paid on preferred stock.











General FINANCE
C O R P O R A T I O N

N A S D A Q : G F N